Exhibit 3.1(ii)
Amendment to Amended and Restated Bylaws
of United American Healthcare Corporation
(effective July 7, 2010)
(1) The bylaws of the Company are amended by deleting Section 9 of Article IX, which had provided:
ARTICLE IX
      Section 9. Shareholder Approval. In addition to any other matter with respect to which Shareholder approval is required by law, the Articles or these Bylaws, Shareholder approval shall be required for any matters with respect to which Shareholder approval is required by the rules and regulations of any Exchange, on which the Corporation’s shares are listed and traded, including but not limited to matters involving the issuance of the securities of the Corporation in connection with the following:
1.	Options plans or other special remuneration plans for directors, officers or key employees.

2.	Actions resulting in a change in control of the Corporation.

3.	The acquisition, direct or indirect, of a business, a company, tangible or intangible assets or property or securities representing any such interests:
a.	From a director, officer or substantial security holder of the Corporation (including its subsidiaries) or from any company or party in which one of such persons has a direct or indirect interest;

b.	Where the present or potential issuance of common stock or securities convertible into common stock could result in an increase in outstanding common shares of 25% or more.
     Where Shareholder approval is required, unless a higher vote is required by law, the Articles or these Bylaws, the minimum vote which will constitute Shareholder approval shall be a majority of votes cast, provided that the total vote cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal.